ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

February 17, 2015	Lauren D. Macioce T +1 212 596 9883 F +1 646 728 2727 lauren.macioce@ropesgray.com

BY E-MAIL

United States Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: James E. O’Connor

Re:	Stone Ridge All Asset Variance Risk Premium Fund
Registration Statement on Form N-2
File Numbers: 333-201265; 811-23018

Dear Mr. O’Connor:

On behalf of Stone Ridge All Asset Variance Risk Premium Fund (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the Securities Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2015 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided by letter dated January 23, 2015. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

General

1.
Staff Comment: We note that substantial portions of the Registration Statement are incomplete. We may have additional comments on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

James E. O’Connor	- 2 -	February 17, 2015

Response: The Fund acknowledges the Staff’s comment and notes that the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

2.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with its Registration Statement and has no current intention of doing so.

Prospectus

Cover Page

3.
Staff Comment: The last bullet on the cover page refers to “the waiver or payment of certain expenses by our Adviser….” There appears to be, however, no description in the Prospectus of any such waiver or payment. Please explain this apparent discrepancy.

Response: Amendment No. 1 to the Registration Statement includes a description of an expense limitation agreement pursuant to which Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) will waive its management fee and/or pay or otherwise bear certain operating and other expenses of the Fund.

4.
Staff Comment: Please confirm to us that the cover page bullets will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

Response: The Fund so confirms.

The Offering, page 6

5.
Staff Comment: The disclosure states that “a significant portion of the Funds will be made available for investment on a priority basis to a group of investors (the “Consortium”) who have entered into an arrangement with the Adviser.” Please disclose, where appropriate, the nature of this arrangement.

Response: The Consortium is expected to consist of a selected group of registered investment advisers who have discretionary authority to invest on their clients’ behalf and with whom the Adviser has a long-standing relationship. The Fund has included disclosure describing the Consortium on pages 6 and 43 of the Prospectus. The Fund supplementally notes that Consortium members have priority only with respect to subscription amounts and, as indicated in the Prospectus, will have no other priorities or rights with respect to offering price, dividends, or liquidation.

James E. O’Connor	- 3 -	February 17, 2015

Investment Objectives and Policies, page 7

6.
Staff Comment: The disclosure states: “The Fund’s investment objective is to achieve long-term capital appreciation.” The Fund’s strategy, however, will be characterized by high turnover and the realization of substantial short-term capital gains for tax purposes. The use of the term “long-term” could confuse investors with respect to the tax treatment of the distributions they will receive. Please delete the term.

Response: As described in the Prospectus, the Adviser believes that investing should involve a long-term view and the Fund is not intended for shareholders with a short-term investing horizon; the use of the term “long-term” in the Fund’s investment objective was intended to convey these concepts. However, while the Fund generally views the tax character of the Fund’s distributions as independent of the description of the Fund’s investment objective, the Fund has revised the investment objective to differentiate it from the tax matters that have been addressed elsewhere in the Prospectus and SAI. This disclosure now provides:

The Fund’s investment objective is to achieve capital appreciation.

7.
Staff Comment: The disclosure states that “[t]he Fund seeks…to provide an investment return from [variance risk] premiums it receives from entering into derivatives contracts offering those premiums.” Please provide a clearer explanation of the concept of variance risk premium. Please identify those derivatives that are part of the Fund’s variance premium capture strategy. Please provide examples of how the Fund expects to capture variance risk premiums using specific derivatives. Please provide clearer and more focused disclosure about the risks of the Fund’s premium variance capture strategy.

Response: The Prospectus includes a definition of “variance risk premium” in the second paragraph under “Investment Objectives and Policies.” The derivatives that are used as part of the Fund’s variance risk premium capture strategy—put and call options, futures contracts, options on futures contracts, swaps and swaptions—are identified in the fourth paragraph in the same section. In response to the Staff’s comments and in order to provide greater clarity for investors, the Fund has revised a portion of the disclosure relating to the Fund’s strategy under “Investment Objectives and Policies” on page 7 of the Prospectus as follows (with newly added text marked as underlined):

Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) believes that investing should involve a long-term view and a systematic focus on sources of expected returns, not on stock picking or market timing. In managing the Fund, the Adviser focuses primarily on one source of expected returns – the “variance risk premium” in certain derivative instruments and other investments (collectively, “investments”). “Variance risk premium” is defined as the tendency for “implied volatility” – the expected level of volatility priced into different types of ~~derivative instruments~~investments – to be higher, on average, than the volatility actually experienced on the asset underlying the ~~derivative instrument.  As a party to a derivative contract~~investment. For example, an option buyer typically pays a premium to an option seller, such as the Fund, that is priced based on the expected amount by which the value of the instrument underlying the option will move up or down. On average, this expected amount of value movement (or implied volatility) is generally greater than the amount by which the value of the underlying instrument actually moves (realized volatility).

James E. O’Connor	- 4 -	February 17, 2015

In addition, the Fund has revised disclosure relating to the Fund’s risks under “Derivatives Risk” within the section “Special Risk Considerations” on page 10 of the Prospectus as follows:

The Fund’s use of derivatives may not be effective or have the desired results. For example, the Fund may not be able to capture the variance risk premium to the extent that it makes an investment with respect to which the realized volatility of the Underlying Reference equals or exceeds the implied volatility, which may happen if the value of the Underlying Reference moves in an unexpected direction or to an unanticipated degree.

8.
Staff Comment: The disclosure states that “the Fund seeks to benefit over the long-term from the difference between the level of volatility priced into its obligation under the contract and the level of volatility realized on the asset underlying the derivative contract.” While the Fund may benefit long-term from its derivative strategy, it will not do so from an individual derivative contract because the individual contracts are short-term. Please clarify this statement.

Response: The Fund has clarified the disclosure as follows:

~~As a party to~~ By entering into ~~a~~ derivatives contracts and making these types of investments, the Fund is, in essence, accepting a risk that its counterparty seeks to transfer in exchange for the premium or other payment/return received by the Fund under the derivatives contract or in connection with the investment. By providing this risk transfer service, the Fund seeks to benefit over the long-term from the difference between the level of volatility priced into its obligations under ~~the contract~~these investments and the level of volatility realized on the assets underlying ~~the derivative contract~~these investments.

The Fund believes that this better articulates the Fund’s philosophy of seeking to generate returns not in individual contracts but rather by obtaining risk exposure through many derivative positions over an extended time horizon.

James E. O’Connor	- 5 -	February 17, 2015

9.
Staff Comment: The disclosure, on page 7, states that “the Fund expects to have exposure to [a variety of] asset classes (either directly or indirectly through reference to an exchange-traded fund or index or through an investment in a wholly-owned subsidiary (as described further below)), but is not restricted in its exposure to any asset class.” But the disclosure on the previous page states: “The Adviser does not intend to purchase or sell investments for the portfolio based on prospects for the economy, the relevant markets, or the individual issuers themselves.” Please disclose on what basis the Fund will determine its exposure among the “asset classes” listed on page 7 and 8.

Response: In response to the Staff’s comments, the disclosure on page 7 of the Prospectus has been revised as follows:

The Adviser does not intend to purchase or sell investments for the portfolio based on prospects for the economy, the relevant markets, or the individual issuers themselves. Instead, the Fund seeks to identify variance risk premiums wherever they may arise, regardless of the specific underlying assets, and to provide an investment return from the premiums or payments it receives from ~~entering into derivatives contracts offering those premiums~~making these investments. In constructing an investment portfolio, the Adviser seeks to identify a universe of eligible investments offering the Fund the potential to capture the benefit of the variance risk premiums associated with different asset classes. The extent of the Fund’s exposure to any particular asset class is determined according to global supply and demand for the risk transfer services provided by the Fund’s investments. The Adviser ~~then enters into derivatives contracts on a subset of that universe while seeking~~ seeks to keep trading costs as low as practicable, given the appropriate execution requirements of the strategy.

10.
Staff Comment: The disclosure, on page 7, lists derivatives in which the Fund “typically expects to enter.” The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

•	be in plain English;
•	identify specifically the derivatives in which the Fund intends to invest as part of its principal investment strategy;
•	be tailored to the Fund’s specific use of derivatives, the extent of their use, and their related risks;
•	provide investors with a specific risk profile of the Fund’s derivatives investments, rather than a list of risks of various derivative strategies.

James E. O’Connor	- 6 -	February 17, 2015

•	explain the purpose of the Fund’s derivatives trading;
•	address the degree of economic exposure (not just the amount invested);

Please revise the Fund’s derivative disclosure throughout the Prospectus in substantial conformity with this guidance. This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response: The Fund has included disclosure that specifically identifies the derivatives in which the Fund intends to invest as part of its principal strategy on page 7 of the Prospectus. Page 8 of the Prospectus notes that the Fund may also use derivatives for hedging purposes. The Fund has included disclosure to address the degree of economic exposure associated with its derivative investments under “Leverage” on page 9 of the Prospectus, which has been revised as noted in response to comment 13 below. The Fund has also included tailored risk disclosure specific to each of the derivative instruments that is noted in the strategy description. In response to the Staff’s comment, the Fund has supplemented the disclosure about options on futures by removing the fifth paragraph under “Options Risk Generally” on page 11 (which begins “The Fund may enter into options on futures contracts...”) and adding the following disclosure as a new risk, immediately following “Put Option Risk”:

Options on Futures Risk. The Fund may enter into options on futures contracts. An option on a futures contract gives the buyer, in return for the premium paid, the right (but not the obligation) to either buy or sell the underlying futures contract during a certain period of time for a fixed price. The writing of a put or call option on a futures contract involves risks similar to the risks applicable to the purchase or sale of futures contracts. However, the difficulty of predicting changes in the value of the underlying futures contract may expose the Fund to a somewhat different set of risks. For example, variations in speculative market demand for futures on the relevant Underlying Reference can cause the value of the futures to change at an unanticipated time or to an unanticipated degree; this or other factors may bring the value of the underlying future closer to the option's strike price, increasing the potential for risk of loss to the Fund. To the extent that the Fund enters into options on futures contracts for hedging purposes, an imperfect correlation between this derivative position and the value of the instrument underlying such a position could lead to losses.

James E. O’Connor	- 7 -	February 17, 2015

The Fund confirms that it will review this disclosure on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

11.
Staff Comment: The disclosure, on page 8, states: “For collateral purposes, the Fund invests a substantial portion of its assets in U.S. Treasury bills and other highly rated securities.” Please clarify specifically how, why, and the extent to which, the Fund intends to use such securities in the Fund’s investment strategy.

Response: When the Fund enters into certain derivative contracts, the counterparty may require that the Fund post collateral, or margin, to secure the Fund’s future obligations under those contracts. The Fund typically satisfies its obligations in this regard by purchasing U.S. Treasury bills and other highly rated securities. The Fund has clarified the disclosure as follows:

For collateral purposes in connection with certain of the Fund’s derivatives contracts, the Fund invests a substantial portion of its assets in U.S. Treasury bills and other highly rated securities.

12.
Staff Comment: The paragraph, on page 8, that begins “The Fund may enter into derivatives contracts with total notional value greater than the assets of the Fund…” should be moved to the subsection, Leverage,” immediately following it.

Response: The requested change has been made.

Leverage, page 8

13.
Staff Comment: Please define the notional value of a derivative. Please explain how a notional value in excess of the amount invested in a derivative creates leverage and how leverage creates volatility in the Fund’s NAV.

Response: The Fund has included disclosure addressing some of these issues elsewhere in the Prospectus, for example, under “Leveraging Risk” on pages 13 and 30. In response to the Staff’s comments, the Fund has revised the disclosure that now appears under “Leverage” on page 9 of the Prospectus as follows (with newly added text marked as underlined and deleted text marked as struck through):

The Fund may enter into derivatives contracts with total notional value greater than the assets of the Fund. Notional value refers to the nominal or face amount that is used to calculate payments on a derivative contract and is distinguishable from the market value of a derivative contract, which reflects the outstanding obligation under the contract and is usually less than the notional value.~~, which~~ This practice will generally be seen to create investment leverage for the Fund ~~Leverage magnifies~~, which can have the effect of magnifying the Fund’s exposure to the swings in prices of an Underlying Reference and may also result~~s~~ in increased volatility~~,~~ in the Fund’s NAV because it could cause the Fund’s NAV to be more sensitive to changes in the value of the Underlying Reference. This ~~which~~ means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use derivative instruments that have a leveraging effect.

James E. O’Connor	- 8 -	February 17, 2015

14.
Staff Comment: As you note, a closed-end fund is not permitted to create senior securities, except as permitted by Sections 18(a) and (g) of the 1940 Act. To avoid creating senior securities, all leveraging must be adequately covered in terms of the asset segregation policies described in Investment Company Act Release 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979) (“Release 10666”) and subsequent no-action letters. Please describe specifically how the Fund will cover its derivative investments. Please describe specifically the Fund’s asset segregation policies with respect to its “physically settled” and “cash settled” derivatives.

Response: The Fund has provided disclosure under the heading “Asset Segregation/Cover” within the section “Additional Information About Derivatives Transactions” in the SAI that describes the manner in which the Fund seeks to ensure that the Fund will have sufficient liquid assets to meet its obligations under its derivatives positions. While the Fund notes that the actual implementation of the methodologies described therein may differ from time to time, depending, among other things, on the particular transaction, the Fund has added two examples to illustrate how the Fund typically handles its obligations in this regard.

Special Risk Considerations, page 9

15.	Staff Comment: The Fund’s option strategy is likely to create high portfolio turnover. Please discuss the resulting risks in this section.

Response: In response to the Staff’s comment, the Fund has added a discussion of the risks of potentially high portfolio turnover in the “Special Risk Considerations” section that begins on page 9 of the Prospectus.

Options Risk Generally, page 10

16.
Staff Comment: The disclosure states: “The Fund may be restricted in respect of the type of Underlying Reference assets that it is permitted to acquire or take delivery, in the case of options that are not cash settled….” Please clarify the meaning of this statement. Please identify the “type of Underlying Reference assets” that is referred to?

James E. O’Connor	- 9 -	February 17, 2015

Response: The Fund has revised this disclosure as follows:

The Fund may be restricted in respect of the type of Underlying Reference assets that it is permitted to acquire or take delivery (for example, a physical commodity, such as corn), in the case of options that are not cash settled; these restrictions may affect the returns to the Fund.

17.	Staff Comment: Please redraft the last paragraph, on page 10, in clear and understandable language. See Rule 421(b) under the 1933 Act.

Response: As requested, the Fund has revised the disclosure, which appears above in the response to the Staff’s comment 10.

Swaptions Risk, page 12

18.	Staff Comment: Please describe the Fund’s use of swaptions in the principal investment strategy disclosure.

Response: In response to the Staff’s comment, the Fund has disclosed that the Fund may invest in swaptions in the section “Investment Objectives and Policies” that begins on page 7 of the Prospectus.

Subsidiary Risk, page 15

19.
Staff Comment: The disclosure states that “the Subsidiary will be managed pursuant to compliance policies and procedures that are materially the same as the policies and procedures applicable to the Fund.” With respect to the Fund’s use of a wholly-owned controlled foreign subsidiary (“CFC”), please:

a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Fund confirms that it complies with the provisions of the 1940 Act governing investment policies set forth in Section 8 and capital structure and leverage set forth in Section 18 on an aggregate basis with the CFC.

b)
Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

James E. O’Connor	- 10 -	February 17, 2015

Response: The Fund confirms that Stone Ridge, the investment adviser to the CFC, complies with the provisions of the 1940 Act relating to investment advisory contracts set forth in Section 15 as investment adviser to the Fund. Although the CFC is not an investment company subject to the 1940 Act, the Fund confirms the CFC has voluntarily entered into an investment advisory agreement with Stone Ridge in accordance with the requirements of Section 15 of the 1940 Act and, although the Fund does not believe that this investment advisory agreement is a material contract of the Fund, the Fund confirms that it will be added as an exhibit to the Registration Statement.

c)	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: The Fund confirms that the CFC complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act. The CFC will have the same custodian as the Fund, U.S. Bank, NA.

d)
Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund notes that the Internal Revenue Service has suspended the issuance of private letter rulings that indicate that certain income from a regulated investment company’s investment in a controlled foreign corporation will constitute qualifying income. The Fund has provided disclosure in the Prospectus, in the section “Federal Income Tax Matters,” relating to the tax treatment of the undistributed income from the CFC provides, as follows:

The Fund may invest in a wholly-owned Subsidiary that is treated as a controlled foreign corporation for U.S. federal income tax purposes. The Subsidiary will take steps to ensure that income recognized by the Fund in respect of the Subsidiary will be qualifying income and the Fund will limit its investments in the Subsidiary in the aggregate to 25% of the Fund’s total assets.

In addition, the Fund has provided similar disclosure in the SAI, in the section “Tax Status,” under the heading “Taxation of the Subsidiary,” as follows:

The Subsidiary is expected to be a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes. A CFC is a foreign corporation that is owned (directly, indirectly, or constructively) more than 50% (measured by voting power or value) by shareholders who are U.S. persons and who each own (directly or under certain attribution rules) 10% or more of the total combined voting power of all classes of the foreign corporation’s stock (each, a “U.S. Shareholder” as defined under Subpart F of the Code). The Subsidiary will be wholly owned by the Fund, and the Fund will be a U.S. Shareholder for purposes of these rules.

James E. O’Connor	- 11 -	February 17, 2015

e)
Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

Response: The Fund confirms that the principal investment strategies and principal risks disclosed in the Registration Statement appropriately reflect those of the Fund and the CFC.

f)	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

Response: The Fund confirms that the financial statements of the CFC, when available, will be consolidated with those of the Fund.

g)
Confirm in correspondence that: (1) the CFC’s expenses will be included in the Fund’s “Other Expenses” in the fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records; and (4) the CFC’s board of directors will sign the Fund’s Registration Statement.

Response: The Fund confirms that: (1) the CFC’s expenses will be included within the line item “Other Expenses” in the Fund’s fee table in the Prospectus; (2) the CFC has designated the Adviser as agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records; and (4) the Fund will in the future seek to have the directors of the CFC sign the signature page of the Fund’s Registration Statement if and to the extent required at the time under applicable law.

Tax Risk, page 15

20.
Staff Comment: Please disclose that, in general, the Fund’s distributions will be taxed as ordinary income, rather than capital gains. Please disclose that the Fund’s distributions from its variance risk premium strategy will consist principally of short-term capital gains. Please make clear the disadvantaged nature of the predominately short-term capital gain distributions that investors will receive from the Fund. Short-term capital gain distributions from a regulated investment company are reported directly to the first page of an investor’s Form 1040 as ordinary income and are not eligible for the netting process of Schedule D applicable to normal short-term capital gains.

James E. O’Connor	- 12 -	February 17, 2015

Response: The Fund’s distributions from its variance risk premium strategy will not necessarily derive predominantly from short-term capital gains. The Fund expects that some portion of its options will be treated as 1256 contracts under the Code, and, as a result, gains or losses, including gains or losses that are marked to market each year, will generally be considered 60% long-term and 40% short-term capital gain or loss.

We have revised the discussion of distributions in the “Federal Income Tax Matters” section of the Prospectus as follows:

For federal income tax purposes, distributions of net investment income are generally taxable to shareholders as ordinary income. The tax treatment of Fund distributions of capital gains is determined by how long the Fund owned (or is deemed to have owned) the investments that generated them, rather than how long you owned your Shares. Distributions of net capital gains (the excess of the Fund’s net long-term capital gains over its short-term capital losses) that are properly ~~designated~~reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains, which are taxed to non-corporate shareholders at reduced rates. Distributions of net gains from the sale or deemed disposition of investments that the Fund held or is treated as having held for one year or less will be taxable as ordinary income. Due to the Fund’s options strategies, a substantial portion of the Fund’s income could consist of short-term capital gains. Distributions of the Fund’s short-term capital gains will not constitute qualified dividend income and will not qualify for the dividends-received deduction, and shareholders will not be able to offset distributions of the Fund’s net short-term capital gains against capital losses that they recognize with respect to their other investments.

ETF Risk, page 16

21.	Staff Comment: Please disclose that investing in ETF shares through the Fund will exceed the cost of investing in the ETF shares directly.

Response: The Fund notes that it has included the following disclosure within “ETF Risk” in the section “Risk Considerations” on page 17 of the Prospectus, which the Fund believes appropriately addresses the Staff’s comment:

Typically, the ETF bears its own operational expenses, which are deducted from its assets. To the extent that the Fund invests in ETFs, the Fund must bear these expenses in addition to the expenses of its own operation. As a result, the cost of investing in ETF shares may exceed the costs of investing directly in its underlying investments.

James E. O’Connor	- 13 -	February 17, 2015

Fund Expenses, page 18

22.	Staff Comment: Please explain to us the assumptions upon which the amount of “average net assets attributable to the Shares” is based.

Response: The fee table assumes that the Fund has $750 million in total assets or 75 million shares at the initial $10.00 per share net asset value.

23.
Staff Comment: Disclosure throughout the Prospectus indicates that the Fund intends to borrow for leveraging within its first twelve months. If so, please add a footnote to the heading, “As a percentage of average net assets attributable to the Shares,” that provides, in substance, the following information:

(#) Amount assumes that the Fund sells $__ million worth of Shares of common stock during the Fund’s first twelve months, that the Fund’s net offering proceeds from such sales equal $___ million, and that the Fund borrows an amount equal to __% of its average net assets during such period, or $____ million. Actual expenses will depend on the number of Shares the Fund sells in this offering and the amount of leverage it employs. For example, if the Fund were to raise proceeds significantly less than this amount over the following twelve months, expenses as a percentage of average net assets would be significantly higher. There can be no assurance that the Fund will sell $____ million worth of Shares during the following twelve months.

Response: The Fund has no current intention to borrow within the first 12 months following commencement of operations. Accordingly, no disclosure changes have been made.

24.
Staff Comment: If the Fund may borrow for leveraging within its first twelve months, please add an “Interest Expense” caption under “Annual Fund Operating Expenses” with an estimate of the interest costs that the Fund anticipates it may incur in its 12 months.

Response: The Fund has no current intention to borrow within the first 12 months following commencement of operations. Accordingly, no disclosure changes have been made.

25.	Staff Comment: If an “Interest Expense” caption is added to the fee table, please also add a footnote to the caption that provides, in substance, the following information:

(#) The Fund may borrow to make investments and the costs associated with such borrowing will be borne by the Fund’s investors. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to __% of its average net assets (including such borrowed funds) during its first twelve months and that the annual interest rate on the amount borrowed will be __%.

James E. O’Connor	- 14 -	February 17, 2015

Response: The Fund has no current intention to borrow within the first 12 months following commencement of operations. Accordingly, no disclosure changes have been made.

26.	Staff Comment: Please add a footnote to the “Management Fees” caption under “Annual Fund Operating Expenses” that provides, in substance, the following information:

(#) the Fund’s management fees will be payable quarterly in arrears, and will be calculated at an annual rate of __% of the Fund’s average total gross assets, which are assumed to equal ___% of the Fund’s average net assets as described in Note (#) above. The figure in the fee table is calculated on the basis of the Fund’s average net assets over the following twelve months and illustrates the fact that, to the extent that the Fund borrows to leverage, investors will pay higher fees. The management fees shown in the table are higher than the contractual rate of the management contract because the management fees in the table are required to be calculated as a percentage of the Fund’s average net assets, rather than its average total assets.

Response: The Fund has no current intention to borrow within the first 12 months following commencement of operations. Accordingly, no disclosure changes have been made.

27.
Staff Comment: The disclosure, on page 8 and elsewhere in the Prospectus, indicates that the Fund may engage in short selling. Please confirm that the anticipated interest and dividend expenses of short sales are included in the fee table in “Other Expenses.” See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.105j (2014). In addition, please include in the disclosure made in response to Item 8 of Form N-2, a description of the technique and purpose of short selling, including the costs associated with short selling.

Response: The Fund confirms that the anticipated interest and dividend expenses of short sales, if any, will be included in the fee table in “Other Expenses.” In addition, the Fund has revised the disclosure made in response to Item 8 of Form N-2, in the section “Principal Investment Policies” that begins on page 20 of the Prospectus, as follows:

The Fund may (but is not obligated to) seek to hedge exposure to price movements in the Underlying References by taking long or short positions in the underlying assets, related assets, or other offsetting derivative positions. To gain long investment exposure, the Fund may invest in assets directly. To gain short investment exposure, the Fund may use derivatives (including futures) and make short sales, including short sales of assets the Fund does not own, which may require the Fund to pay a premium to borrow the assets sold short and to pay the lender any dividends or interest received on the assets while borrowed.

James E. O’Connor	- 15 -	February 17, 2015

28.
Staff Comment: Disclosure throughout the Prospectus and Statement of Additional Information (e.g., page 14 of the Statement of Additional Information) indicates that the Fund may invest in “exchange-traded funds” and “other investment companies.” If the expenses incurred indirectly by the Fund as a result of its investments in investment companies, including temporary cash transfers to money market funds, may exceed 0.01 percent (one basis point) of average net assets, please add the caption, “Acquired Fund Fees and Expenses,” to the fee table immediately above the caption, “Total Annual fund Operating Expenses.” If these expenses are not expected to exceed one basis point, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Response: The Fund expects that the expenses of its investments in other investment companies will not exceed 0.01% of average net assets and accordingly anticipates that such amounts will be included in the calculation of “Other Expenses” in the fee table; to the extent that such amounts do exceed 0.01%, the Fund will include them under the caption “Acquired Fund Fees and Expenses.”

Use of Proceeds, page 18

29.
Staff Comment: The disclosure states that the Fund “will invest the proceeds of the offering of Shares in accordance with its investment objective and policies.” If this time period is more than three months, please disclose the reason for this delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response: The Fund has revised the disclosure under “Use of Proceeds” as follows:

The Fund will invest the proceeds of the offering of Shares in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately one month after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and strategies. Pending investment of the net proceeds, the Fund will invest in high-quality, short-term debt securities, cash and/or cash equivalents.

Investment Objective, page 19

30.	Staff Comment: As commented previously, to avoid investor confusion, please delete the term “long-term” from the first two paragraphs on page 19.

James E. O’Connor	- 16 -	February 17, 2015

Response: Please see the Fund’s response to comment number 6 above.

Securities Lending, page 22

31.
Staff Comment: Please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” (Sept. 29, 1972) and “State Street Bank and Trust Co.,” (Jan. 29, 1972). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. See “Salomon Brothers” (May 4, 1975) and “The Brinson Funds” (November 25, 1997).) Please also describe the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities.

Response: The Fund notes that, consistent with the requirements of the 1940 Act and Form N-2, the Fund has disclosed in the SAI its policy on the making of loans (that the Fund “may make loans to the extent permitted by applicable law”) and has also included disclosure in the Prospectus in the section “Principal Investment Policies” under “Securities Lending” as follows:

Securities Lending. The Fund may seek to earn income by lending portfolio securities to broker-dealers or other institutional borrowers. The Fund may lend up to one-third of the value of its total assets (including borrowings) or such other amount as is permitted under relevant law. The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceeds 33⅓% of the value of the Fund’s total assets (including such loans). Loan arrangements made by the Fund will comply with all other applicable regulatory requirements for securities lending, including with respect to changes in market values, termination, interest paid on loaned securities and ability to call back loaned securities for voting.

The Fund further notes that, while it retains the flexibility to do so, it does not currently expect to engage in lending of portfolio securities to a significant degree and, therefore, the Fund respectfully submits that its current disclosure is appropriate under the circumstances. The Fund notes that if it engages in lending of portfolio securities to a significant degree in the future, it will do so in accordance with applicable law and SEC or Staff guidance relating to such arrangements.

James E. O’Connor	- 17 -	February 17, 2015

Derivatives Risk, page 23

32.
Staff Comment: The derivatives risk disclosure should be focused on, and fully disclose, the risks of the Fund’s principal investment strategy – realization of the variance risk premium. For example, it should be fully described how the Fund is selling protection against volatility and assuming the risk of that volatility to the extent that its estimation of expected volatility will be too conservative.

Response: In response to the Staff’s comment, the Fund has revised the first paragraph under “Derivatives Risk” that now appears on page 24 of the Prospectus as follows:

The Fund may invest in a variety of derivatives, including put and call options, futures contracts, options on futures contracts, swaps, swaptions, and other exchange-traded and over-the-counter (OTC) derivatives contracts. Derivatives are financial contracts the value of which depends on, or is derived from, the Underlying Reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the Underlying Reference they are designed to track. The Fund may invest in derivatives to generate income from premiums, for investment purposes, and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Fund. The Fund’s use of derivatives as part of its principal investment strategy to sell protection against the volatility of various Underlying References involves the risk that, if the volatility of the Underlying References is greater than expected, the Fund will bear losses to the extent of its obligations under the relevant derivative contracts, which may not be outweighed by the amount of any premiums received for the sale of such derivative instruments. See the Statement of Additional Information for additional information of the various types and uses of derivatives in the Fund’s strategy.

Portfolio Turnover, page 36

33.
Staff Comment: Please make clear, here and in the portfolio summary, that a portfolio turnover over 100% will not only result in a high level of capital gain distributions, but that these distributions will be characterized entirely as short-term capital gain distributions that are not only taxed at ordinary income tax rates, but, as commented previously, are particularly disadvantaged when received from regulated investment companies.

James E. O’Connor	- 18 -	February 17, 2015

Response: We have revised the portfolio turnover disclosure as follows, that now appears on pages 24 and 38 of the Prospectus, respectively:

A mutual fund with a high turnover rate (100% or more) may generate more capital gains, including short-term capital gains, which are taxable as ordinary income when distributed to shareholders.

[…]

If the Fund realizes capital gains when it sells investments, it generally must pay those gains to shareholders, increasing its taxable distributions, including distributions of short-term capital gain, which are taxable as ordinary income to shareholders.

Statement of Additional Information

Additional Information About Derivatives Transactions, page 12

34.
Staff Comment: Please identify specifically the senior securities in which the Fund intends to invest for which it set aside liquid assets in an amount equal to the Fund’s daily marked-to-market (net) obligation and those for which it will set aside liquid assets equal to the contracts’ full notional obligation.

Response: As noted above, the methodologies the Fund will implement to seek to ensure that it has sufficient liquid assets to meet its obligations under its derivatives positions may differ from time to time, depending in part on the transaction at hand. As described in response to comment number 14 above, the Fund has added disclosure to the SAI to provide two examples of how it will typically handle its obligations in respect of senior securities.

Investment Restrictions, page 25

35.
Staff Comment: Restriction 5 states the Fund “may make loans to the extent permitted by applicable law.” The Fund’s ability to lend portfolio securities, however, is restricted by the Staff’s no-action positions. See “State Street Bank and Trust Co.,” (Sept. 29, 1972) and “State Street Bank and Trust Co.,” (Jan. 29, 1972), and “Salomon Brothers” (May 4, 1975). The Fund’s ability to enter into repurchase agreements is restricted by regulation. Repurchase agreements must be fully collateralized in conformity with Rule 5b-3 under the 1940 Act. Please revise this restriction to also state that the Fund will be compliant with applicable regulations and Staff interpretations.

Response: The Fund has added, after the investment restrictions of the Fund in the SAI, the following disclosure:

James E. O’Connor	- 19 -	February 17, 2015

Where applicable, the foregoing investment restrictions shall be interpreted based on the applicable rules, regulations and pronouncements of the SEC and its staff.

36.
Staff Comment: The Fund’s concentration policy states that the Fund “may not invest more than 25% of its total assets in a particular industry or group of industries (other than Securities issued or guaranteed by the U.S. government or its agencies or instrumentalities).” Please revise this policy to conform to the Instruction to Item 8.2(b) of Form N-2, which states: “Concentration…is deemed 25% or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”

Response: In response to the Staff’s comment, the Fund has revised its concentration policy as follows:

[T]he Fund...may not invest 25% or more of its total assets in a particular industry (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities).

The Adviser, page 26

37.	Staff Comment: Please provide us with an example clarifying how the Adviser’s fee is calculated when the Fund has invested some amount of its total assets in a Subsidiary.

Response: The Adviser’s fee will be calculated as a percentage of the Fund’s average daily net assets, which, during any period of time in which the Adviser receives compensation for investment management services from a Subsidiary, will exclude the net assets of the Subsidiary. For example, if the Fund’s average daily net assets are $100, $20 of which is attributable to the Subsidiary, and the Adviser receives no fee from the Subsidiary in respect of the $20, then the Adviser would receive a fee from the Fund calculated as a percentage of the full $100. If, on the other hand, the Fund’s average daily net assets are $100, $20 of which is attributable to the Subsidiary, and the Adviser does receive a fee from the Subsidiary in respect of the $20, then the Adviser would receive a fee from the Fund calculated as a percentage of $80.

As requested, the Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

James E. O’Connor	- 20 -	February 17, 2015

Should members of the Staff have any questions or comments, they should contact the undersigned at (212) 596-9883 or lauren.macioce@ropesgray.com.

Very truly yours,

/s/ Lauren D. Macioce

Lauren D. Macioce

cc:	Jane Korach, Chief Compliance Officer and Secretary, Stone Ridge Trust III
Elizabeth J. Reza, Ropes & Gray LLP